UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04007326

January 28, 2004

Daniel E. Stoller
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-28-2004

Re: Verizon Communications Inc.
Incoming letters dated December 18, 2003

Dear Mr. Stoller:

This is in response to your letters dated December 18, 2003 and January 20, 2004 concerning the shareholder proposal submitted to Verizon by John A. Parente and C. William Jones. We also have received letters on the proponents' behalf dated January 6, 2004 and January 16, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

PROCESSED
FEB 17 2004
THOMSON FINANCIAL

Enclosures

cc: John A. Parente
2805 Granville Avenue
Schenectady, NY 12306

C. William Jones
8411 Aveley Farm Road
Easton, MD 21601

Cornish F. Hitchcock
1100 17th Street, N.W.
10th Floor
Washington, DC 20036-4601

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

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212 735-3360
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Securities Exchange Act of 1934,
<u>Rule 14a-8(i)(8)</u>

December 18, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc. – Omission of
<u>Shareholder Proposal Pursuant to Rule 14a-8</u>

Dear Sir or Madam:

We are writing on behalf of our client, Verizon Communications Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by John A. Parente and C. William Jones (the "Proponents"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2004 annual meeting of shareholders (the "2004 Annual Meeting").

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of (i) this letter and (ii) the Proposal and cover letter dated November 12, 2003 submitted by the Proponents, attached hereto as Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponents.

I. Introduction

The Proposal requests that the Company's board of directors (the "Board") include in the Company's proxy materials the name of certain nominees for the Board who have been nominated by certain shareholders. Specifically, the Proposal states:

> "RESOLVED: Verizon shareholders request the Board of Directors to include in Verizon's proxy materials the name of any Qualified Nominee for the Board of Directors who has been nominated by a Qualified Shareholder.
>
> This policy should be implemented in a manner that is not inconsistent with state law or with the procedures governing notice, disclosure, liability, solicitation, supporting statements and limits on the number of shareholder-nominated candidates that appear in the Securities and Exchange Commission's proposed Rule 14a-11 in situations where a shareholder-nominated candidate qualifies for inclusion in a company's proxy materials under that proposal.
>
> For purposes of this resolution, a 'Qualified Shareholder' is an individual or group of shareholders holding at least 5% of the Company's outstanding common stock for not less than one year. A 'Qualified Nominee' is an individual who consents to be nominated and is independent of the company and of the Qualified Shareholder under proposed SEC Rule 14a-11."

According to the Proponents, they own an aggregate of 7,360 shares of the Company's common stock, far less than 1% of the Company's more than 2.7 billion shares currently outstanding. Accordingly, the Proponents would not be eligible to submit a "direct access proposal" under proposed Rule 14a-11 ("Proposed Rule 14a-11") as set forth in Exchange Act Release No. 34-48626 (October 14, 2003) (the "Release"). In footnote 74 of the Release, the Commission expressly states that it is "not reviewing or revising the position taken by the Division of Corporation Finance regarding the application of Exchange Act Rule 14a-8(i)(8) to security holder proposals that would have the effect of creating a security holder nomination procedure, other than a direct access proposal." As discussed below, the

Staff's historical position has been that such proposals are excludable pursuant to 14a-8(i)(8). The Proponents, as holders of less than 1% of the Company's voting stock, would not be eligible to submit a direct access proposal under Proposed Rule 14a-11 and, as a result, the Proposal derives no benefit from Proposed Rule 14a-11.

The Company requests that the Staff concur with its view that the Proposal may properly be omitted from the Proxy Materials under Rule 14a-8(i)(8) because, as discussed below, it relates to the election of directors and does not comport with or satisfy the eligibility and other requirements of Proposed Rule 14a-11.

II. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(8) Because It Relates to the Election of Directors

Rule 14a-8(i)(8) provides that a company may omit a shareholder proposal from its proxy materials "[i]f the proposal relates to an election for membership on the company's board of directors." The Commission has stated that the "principal purpose of [subparagraph (i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including 14a-11 [subsequently recast as rule 14a-12(c)] are applicable thereto." Exchange Act Release No. 34-12598 (July 7, 1976).

In accordance with the Commission's clear position, the Staff consistently has found that shareholder proposals establishing a procedure that may result in contested elections to the board of directors of a company may properly be omitted pursuant to Rule 14a-8(i)(8). In Oxford Health Plans, Inc., (February 23, 2000), the Staff stated that a precatory proposal which urged "Oxford to take all necessary steps to ensure that, if holders of at least three percent of Oxford's common stock nominate candidates for the board of directors, Oxford will include the names, biographical sketches and photographs of these nominees in its proxy materials, print the names of these nominees on its proxy card, and afford shareholders the same opportunity to vote for these nominees as is provided for Oxford's nominees" may be omitted from the company's proxy materials under Rule 14a-8(i)(8). In reaching its conclusion, the Staff stated that the proposal, "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors, which is more appropriately addressed under rule 14a-12." See also, AOL Time Warner Inc. (February 28, 2003); The Bank of New York, Inc. (February 28, 2003); Eastman Kodak Company (February 28, 2003); ExxonMobil Corp. (February 28, 2003); Sears, Robuck & Co. (February 28, 2003); Citigroup, Inc. (January 31, 2003); HealthSouth Corp. (January 21, 2003); Storage

Technology Corp. (March 22, 2002) and (March 11, 1998); Goldfield Corporation (April 9, 2002); General Motors Corp. (March 22, 2001); Black & Decker Corp. (January 18, 2000); Newmont Mining Corp. (January 18, 2000); BellSouth Corp. (January 24, 2000); CocaCola Co. (January 24, 2000); The Boeing Company (January 24, 2000); The Chase Manhattan Corp. (January 24, 2000); K-Mart Corporation (March 23, 2000); Boykin Lodging Co. (March 22, 2000); Unocal Corp. (February 8, 1991); and Amoco Corp. (February 14, 1990). In each of these precedents, the Staff concurred with the companies' position that shareholder proposals, which are substantively similar to the one at issue here, were excludable under Rule 14a-8(i)(8) because, "[i]t appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors."

The Proposal, if adopted, would establish a procedure relating to the election of directors that would result in the contested elections of directors, and is therefore contrary to Rule 14a-8(i)(8). The Proposal's clear intent, as stated in the Proponents' supporting statement, is to provide shareholders with a means to create "competition in director elections" and "register any dissatisfaction with the board's performance." Specifically, the Proposal provides that "Qualified Shareholders" may nominate candidates for the Board and that the names of such candidates must be included in the Company's proxy materials to the same extent as the Company's nominees. Since the Board will nominate a sufficient number of candidates for all available Board seats, and the Proposal urges the Company to include in the proxy materials nominees who are not nominated by the Board, the Proposal's implementation would necessarily result in contested director elections. Thus, the Proposal may properly be omitted because it seeks to establish a procedure that would result in contested elections of directors in direct violation of Rule 14a-8(i)(8).

The Proponents should not be permitted to circumvent the long-standing Staff position relating to direct access proposals merely because the Proposal makes reference to, and is couched in terms of, Proposed Rule 14a-11. In the Release, the Commission has made it clear that companies will continue to be able to rely on Rule 14a-8(i)(8) to exclude direct access proposals that do not comply with the various requirements of Proposed Rule 14a-11. As stated above, footnote 74 of the Release reaffirms the Staff's historical position with respect to the exclusion under Rule 14a-8(i)(8) of direct access proposals. In proposing Rule 14a-11, the Commission clearly states that it is not reviewing or revising the Staff's historical position on this subject, other than in the case of direct access proposals that comply with Proposed Rule 14a-11. As set forth in the Release, a Rule 14a-8 shareholder proposal that would subject a company to Proposed Rule 14a-11 must be submitted "by a security holder or group of security holders that held more than 1% of the securities entitled to vote on that proposal for at least one year as of the date the proposal was submitted." As stated above, the Proponents own in the aggregate 7,630 shares of the Company's common stock, an amount considerably less than 1% of the more than 2.7 billion shares of the Company's common stock currently outstanding.

In addition to the Proponents being ineligible to submit a Proposed Rule 14a-11 proposal, the Proposal does not comport with other requirements of Proposed Rule 14a-11. In particular, the proposed definition for shareholders who would be eligible to nominate candidates to be included in the Company's proxy materials is inconsistent with Proposed Rule 14a-11, which requires a two year holding period and not a one year holding period as set forth in the Proposal.

III. Conclusion

For the reasons discussed above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials under Rule 14a-8(i)(8) because the Proposal relates to the election of directors and does not satisfy the eligibility and other requirements of Proposed Rule 14a-11. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-3360, or, in my absence, Richard J. Grossman of this firm, at (212) 735-2116.

Very truly yours,

Daniel E. Stoller

Enclosures

cc: Marianne Drost, Esq., Senior Vice President,
Deputy General Counsel and Corporate Secretary,
Verizon Communications Inc.
Mr. John A. Parente
Mr. C. William Jones

Exhibit A

November 12, 2003

Marianne Drost, Esq.
Senior Vice President and Corporate Secretary
Verizon Communications Inc.
1095 Avenue of the Americas
Room 4124
New York, NY 10036

Dear Ms. Drost:

We hereby submit the attached stockholder proposal for inclusion in the Company's 2004 proxy statement as allowed under Securities and Exchange Commission Rule 14a-8.

Our stockholder resolution requests the Board of Directors to include in Verizon's proxy materials the name of any Qualified Nominee for the Board of Directors who has been nominated by a Qualified Shareholder. We have included a brief supporting statement for publication in the 2004 proxy statement.

As you likely know, last month the SEC proposed new Rule 14a-11, under which Verizon and many other public companies may have to include in their proxy materials a limited number of candidates for the Board of Directors who have been nominated by shareholders. It is expected that Rule 14a-11 will be finalized and apply to annual meetings held in 2004. Although we realize that we do not own enough stock to trigger the *mandatory* inclusion of qualified shareholder nominees under Rule 14a-11, our proposal simply suggests that the Board consider adopting this same procedure on a *voluntary* basis.

We have continuously held a sufficient number of shares for more than one year, as listed on the attached. We intend to continue to own these shares and to attend the 2004 Verizon annual meeting to introduce and speak in favor of our stockholder resolution. Proof of our beneficial ownership is attached.

Thank you in advance for including our proposal in the Company's next annual proxy statement. If you have any questions or need any additional information from us, please do not hesitate to contact us.

Sincerely yours,

John A. Parente

C. William Jones

Enclosures

STOCKHOLDER PROPOSAL ON PROXY ACCESS FOR DIRECTOR NOMINATIONS

PROPONENTS: C. William Jones, 8411 Aveley Farm Road, Easton, MD 21601, who owns 116 shares of the Company's common stock, and John A. Parente, 2805 Granville Avenue, Schenectady, New York 12306, who owns 7,514 shares of the Company's common stock, hereby notify the Company in writing that they intend to present the following resolution at the 2004 Annual Meeting for action by the stockholders.

RESOLVED: Verizon shareholders request the Board of Directors to include in Verizon's proxy materials the name of any Qualified Nominee for the Board of Directors who has been nominated by a Qualified Shareholder.

This policy should be implemented in a manner that is not inconsistent with state law or with the procedures governing notice, disclosure, liability, solicitation, supporting statements and limits on the number of shareholder-nominated candidates that appear in the Securities and Exchange Commission's proposed Rule 14a-11 in situations where a shareholder-nominated candidate qualifies for inclusion in a company's proxy materials under that proposal.

For purposes of this resolution, a "Qualified Shareholder" is an individual or group of shareholders holding at least 5% of the Company's outstanding common stock for not less than one year. A "Qualified Nominee" is an individual who consents to be nominated and is independent of the company and of the Qualified Shareholder under proposed SEC Rule 14a-11.

SUPPORTING STATEMENT

In October 2003 the SEC proposed new Rule 14a-11, under which many public companies may have to include in their proxy materials a limited number of candidates for the Board of Directors who have been nominated by shareholders. The rationale, the SEC explained, is that shareholders who are "dissatisfied with the leadership of a company generally must undertake a proxy contest, along with its related expenses, to put nominees before the security holders for a vote. A board's nominees, on the other hand, do not bear the cost of their candidates, which are funded out of corporate assets."

We view the principle underlying the SEC's proposal – shareholder access to proxy materials – as an important governance reform. Verizon, like most companies, does not give shareholders a choice among competing candidates in director elections. As a result, it can be difficult for shareholders to register any dissatisfaction with the board's performance.

We believe that the possibility of competition in director elections would be particularly valuable at Verizon. The Corporate Library, an independent corporate governance research firm, rated Verizon as one of the "ten worst" companies (out of 1,700 surveyed) in its 2003 Board Effectiveness Ratings. The survey cited concerns about the level of board independence and added that the contracts and compensation policy for Verizon's Chairman and CEO "contain virtually every example of excess and lack of control that could be found at a US corporation" and then some.

The SEC's proposed Rule 14a-11 would, if adopted, require a company to include shareholder-nominated candidates in its proxy materials only if shareholders first adopt a resolution of the sort proposed here that is sponsored by holders of 1% of the company's stock. The proponents of this resolution do not own 1% of Verizon's stock. Thus, adoption of this resolution would not automatically lead to the inclusion of candidates nominated by 5% of Verizon shareholders.

We believe, nevertheless, that the principle of shareholder access is important and we ask Verizon to adopt this policy independently of whatever the SEC may require.

We urge you to vote FOR this resolution.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

DIRECT DIAL
212 735-3360
DIRECT FAX
917 777-3360
EMAIL ADDRESS
DSTOLLER@SKADDEN.COM

January 20, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

I refer to my letter dated December 18, 2003 (the "December 18 Letter") pursuant to which Verizon Communications Inc. (the "Company") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that the shareholder proposal and supporting statement (the "Proposal") submitted by John A. Parente and C. William Jones (the "Proponents") may properly be omitted pursuant to Rule 14a-8(i)(8) from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2004 annual meeting of shareholders. In accordance with Rule 14a-8(j), a copy of this letter is being sent simultaneously to the Proponents and their counsel.

This letter is in response to the letter to the Staff by Proponents' counsel dated January 16, 2004 (the "January 16 Letter"), and supplements the December 18 Letter.

The January 16 Letter is in the nature of a comment letter to the Commission, expressing disagreement with certain of the Commission's positions as explicitly set forth in Exchange Act Release No. 34-48626 (October 14, 2003) (the "Release"). Proponents' counsel obviously objects to the Commission's distinction in proposed Rule 14a-11 ("Proposed Rule 14a-11") between those security holders (or groups of security holders) who hold more than 1% of a company's securities, and those who do not. This objection to the Commission's position is more properly expressed through the comment process contemplated by the Release, rather than through the no-action letter process as is done in the January 16 Letter.

With respect to the January 16 Letter, we respond as follows:

1. The Release does not, as Proponents' counsel repeatedly asserts, draw a distinction between mandatory and precatory direct access proposals. Instead, the Release draws a very clear distinction between direct access proposals which are subject to Proposed Rule 14a-11 and direct access proposals which are not subject to Proposed Rule 14a-11. It is beyond dispute that Proposed Rule 14a-11 applies only to direct access proposals submitted "by a security holder or group of security holders that held more than 1% of the securities..." (Proposed Rule 14a-11(a)(2)(ii)).

2. Footnote 74 to the Release, which is discussed in both the December 18 Letter and the January 16 Letter, is written in plain English by the Commission and its meaning, too, is beyond dispute. Footnote 74, on its face, states the Commission's position that it is "not reviewing or revising the position taken by the Division of Corporation Finance regarding the application of Exchange Act Rule 14a-8(i)(8) to security holder proposals that would have the effect of creating a security holder nomination procedure, other than a direct access proposal (as described above)." (emphasis added).

3. Proponents' counsel selectively quotes (partially in italics) from footnote 74 and entirely omits any reference to what is "described above." In the first part of footnote 74, which is not cited by Proponents' counsel, the Commission states that under proposed Rule 14a-11, "a company may not rely on the exclusion permitted by [Rule 14a-8(i)(8)] (i.e., the exclusion for proposals relating to the election of directors) to exclude a proposal that the company become subject to the procedure in proposed Exchange Act Rule 14a-11." (emphasis added).

4. When footnote 74 is read in its entirety--both the portion quoted by Proponents' counsel and the portion not quoted by Proponents' counsel--it is entirely clear that the reference in the last sentence to "a direct access proposal (as described above)" is a specific reference to a direct access proposal under Proposed Rule 14a-11. Indeed, in crafting the proposed exception to Rule 14a-8(i)(8) to

permit direct access proposals, the Commission proposed a limited amendment to such Rule which provides that "a company may not exclude a proposal which would subject the company to [Proposed Rule 14a-11]."

5. The language and meaning of footnote 74 thus is clear. The Staff's interpretation of Rule 14a-8(i)(8) as permitting the exclusion of direct access proposals is not being "reviewed or revised" except insofar as the proposal is made pursuant to Proposed Rule 14a-11. In this regard, we note that Proponents' counsel agrees with our numerous citations in the December 18 Letter of the Staff's no action letters permitting the exclusion of direct access proposals under Rule 14a-8 (January 16 Letter at pages 2-3).

6. Proponents' counsel cites footnote 76 of the Release and seeks to attribute to that footnote a comprehensive statement of policy which simply does not exist and is contrary to the Commission's position as set out in detail in the Release. Footnote 76, which is written in plain English, simply recognizes that if direct access proposals not subject to Proposed Rule 14a-11 are submitted, it is necessary to close what otherwise would be an enormous loophole in Proposed Rule 14a-11. Without footnote 76, a company could encourage a friendly shareholder who does not own more than 1% of the Company's stock to submit a direct access proposal not subject to Proposed Rule 14a-11. The company could elect (as it has the right to do) not to exclude that proposal pursuant to Rule 14a-8(i)(8) and voluntarily include that proposal in its proxy materials. Such proposal, if adopted, would not constitute a "triggering event." The company could then claim the right to exclude any subsequently received "triggering event" direct access proposal pursuant to Proposed Rule 14a-11 in reliance on Rule 14a-8(i)(11), which permits the exclusion of subsequently received duplicate proposals. Footnote 76 and the proposed new Instruction to Rule 14a-8(i)(11) simply override, under these limited circumstances, the long-standing position of Rule 14a-8(i)(11) that a first received proposal permits the exclusion of all subsequently received duplicate proposals. There simply is no basis for interpreting footnote 76 as undercutting the entire Release (including footnote 74) and asserting that footnote 76 is intended to overturn the Staff's position regarding direct access proposals not subject to Proposed Rule 14a-11.

7. While we do not wish to engage Proponents' counsel in a lengthy debate as to policy issues (which, as discussed above, are more appropriate to the comment process on the Release than to the no action letter process on the Proposal), we note that Proponents' counsel is critical of the 1% ownership threshold proposed by the Commission in the Release ("...the Commission proposed triggers and ownership thresholds that severely limit the number of companies compelled to

include security holder nominees in the company proxy." January 16 Letter at page 6). As stated in the Release, Proposed Rule 14a-11 was designed to create a mechanism for nominees of long-term security holders "with significant holdings to be included in company proxy materials" (emphasis added) where there is dissatisfaction with a company's proxy process. Given the potential adverse impact of a direct access procedure on public companies, the Commission selected the 1% threshold for direct access proposals under Proposed Rule 14a-11 in order to strike an appropriate balance between the interests of long-term significant shareholders and public companies.[1] Allowing direct access proposals by shareholders with insignificant holdings would undermine this important balance which the Commission sought to achieve by selecting the 1% threshold. We also note that Proposed Rule 14a-11 specifically contemplates that holders of less than 1% of a company's securities (such as the Proponents) may join with other security holders to form a group holding more than 1% of a company's securities and thereby become eligible to use Proposed Rule 14a-11.

8. Proponent's counsel asserts that the Proposal is "identical" to proposals contemplated by Proposed Rule 14a-11 (January 16 Letter at page 3), and would subject the Company to the "exact same procedure" of Proposed Rule 14a-11 (January 16 Letter at page 3). (emphasis in original) This is not correct. As discussed in the December 18 Letter (at page 5), the Proposal is not, in fact, consistent with certain requirements of Proposed Rule 14a-11. For example, under the Proposal the required holding period for a "Qualified Shareholder" (a shareholder entitled to nominate Board candidates under the Proposal) is one year, as contrasted to the two-year holding period for a nominating security holder required by Proposed Rule 14a-11(b)(2).

9. Finally, Proponents' counsel seeks to bolster the Proponents' position by citing the July 2003 Staff Report prepared by the Division of Corporation Finance (the "Staff Report"). He refers to the five alternatives referred to in the Staff Report, and cites one of those alternatives. That alternative, which

---

[1] In discussing the 1% threshold in the Release, the Commission states: "In determining the appropriate thresholds to propose, we considered the importance of using nomination procedure triggering events that would provide a meaningful opportunity for security holders to trigger operation of the security holder nomination procedure against the importance of ensuring that the process is used by security holders who represent a substantial and long-term interest in the subject company." (Release at Section II.A.3.a.)

would have resulted in a complete overhaul of Rule 14a-8(i)(8) to permit all equal access proposals, is not the alternative chosen by the Commission and presented in the Release. The Commission, after considering all alternatives, decided to retain the exclusions provided for in Rule 14a-8(i)(8), with the sole exception of proposals submitted in accordance with the terms of Proposed Rule 14a-11.

For the reasons set forth above and in the December 18 Letter, the Company continues to believe that the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(8), and requests the Staff's concurrence with its views. Should the Staff disagree with the Company's conclusions regarding the exclusion of the Proposal from the Proxy Materials, or should any additional information be desired in support of the Company's position, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-3360, or, in my absence, Richard J. Grossman of this firm at (212) 735-2116.

Very truly yours,

Daniel E. Stoller /csm/

Daniel E. Stoller

cc: Marianne Drost, Esq., Senior Vice President,
Deputy General Counsel and Corporate Secretary,
Verizon Communications Inc.
Cornish F. Hitchcock, Esq.
Mr. John A. Parente
Mr. C. William Jones

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

16 January 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder proposal from John A. Parente and C. William Jones to Verizon Communications Inc.

BY HAND

Dear Counsel:

I have been asked to respond on behalf of John A. Parente and C. William Jones (the "Proponents") to the letter from counsel for Verizon Communications Inc. ("Verizon" or the "Company") dated 18 December 2003 ("Verizon Letter"), in which Verizon advises that it plans to omit the Proponents' resolution concerning proxy access for security holder director nominations from the Company's 2004 proxy materials. For the reasons set forth below, the Proponents respectfully ask that the Division deny the no-action relief that Verizon seeks.

THE PROPONENTS' RESOLUTION

The shareholder resolution offers an explicitly *precatory* and *non-binding* version of the shareholder proposal that would be allowed under the Commission's proposed Exchange Act Rule 14a-11. The resolution states as follows:

> **RESOLVED**: Verizon shareholders request the Board of Directors to include in Verizon's proxy materials the name of any Qualified Nominee for the Board of Directors who has been nominated by a Qualified Shareholder.
>
> This policy should be implemented in a manner that is not inconsistent with state law or with the procedures governing notice, disclosure, liability, solicitation, supporting statements and limits on the number of shareholder-nominated candidates that appear in the Securities and Exchange Commission's proposed Rule 14a-11 in situations where a shareholder-nominated candidate qualifies for inclusion in a company's proxy materials under that proposal.

For purposes of this resolution, a "Qualified Shareholder" is an individual or group of shareholders holding at least 5% of the Company's outstanding common stock for not less than one year. A "Qualified Nominee" is an individual who consents to be nominated and is independent of the company and of the Qualified Shareholder under proposed SEC Rule 14a-11.

Proponents concede explicitly in their Supporting Statement that "[t]he proponents of this resolution do not own 1% of Verizon's stock. Thus, adoption of this resolution would not automatically lead to the inclusion of candidates nominated by 5% of Verizon shareholders." The reason, the Proponents explain, is that "[t]he SEC's proposed Rule 14a-11 would, if adopted, require a company to include shareholder-nominated candidates in its proxy materials only if shareholders first adopt a resolution of the sort proposed here that is sponsored by holders of 1% of the company's stock." After making it clear that this precatory proposal would not trigger the mandatory nominating mechanism proposed in Rule 14a-11, Proponents conclude: "We believe, nevertheless, that the principle of shareholder access is important and we ask Verizon to adopt this policy independently of whatever the SEC may require."

In response, Verizon argues (at p. 4) that the proposal may be excluded under Rule 14a-8(i)(8) because it relates to the election of directors and "would result in the contested elections of directors." Although Verizon concedes that the Commission's proposed Rule 14a-11 would allow a binding proposal of precisely this type, the Company contends that a footnote in Exchange Act Release No. 34-48626 (October 14, 2003) (the "Release") should be interpreted as barring otherwise qualifying direct access proposals that are precatory in nature unless the proponents meet the 1% stock ownership and other requirements for sponsoring a proposal eligible to trigger the mandatory nominating procedure under Rule 14a-11.

We disagree. An interpretation of Rule 14a-8(i)(8) that barred shareholders from *requesting* that their Board of Directors voluntarily adopt a policy that the Commission mandates under only slightly different circumstances would be perverse and clearly contradict the policy rationale that underlies the Commission's proposed reform to facilitate security holder director nominations.

Verizon has failed to carry its burden of demonstrating why this exclusion would apply in this context, as it is required to do under Rule 14a-8(g). See *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 883 (S.D.N.Y. 1993). As we argue below, Verizon has not sustained its burden and the request for no-action relief should therefore be denied.

<u>Verizon's Reliance on Release Footnote 74 is Misplaced</u>

Proponents acknowledge that Staff interpretations pre-dating the Release of proposed Rule 14a-11 support Verizon's contention that shareholder proposals establishing a procedure for security holder director nominations have been omitted pursuant to Rule

14a-8(i)(8). *See, e.g., Oxford Health Plans, Inc.* (February 23, 2000). However, the policy embraced by the Commission in proposed Rule 14a-11 is inconsistent with continued reliance on that precedent, at least as applied to the narrow class of shareholder proposals that request a Board of Directors voluntarily to adopt a mechanism for security holder nominations that is *substantially the same* as the mechanism endorsed by the Commission itself in Rule 14a-11.

Differently put, there is no principled basis for taking two identical proposals -- both proposing adoption of the nomination procedure contemplated by proposed Rule 14a-11 -- and holding that one "relates to an election" of board members and the other does not, simply because one is sponsored by holders of one percent or less of the outstanding shares, while the latter is sponsored by holders of more than one percent of the shares. It would be one thing if the Proponents were urging a nomination procedure that differed from the one set out in proposed Rule 14a-11, either in terms of the threshold vote needed, the number of directors who could be elected, or some other variable. But that is not the situation we have here.

Verizon's sole argument in support of allowing companies to prevent shareholders from voting on a non-binding resolution requesting the implementation of a nomination procedure designed and authorized by the SEC itself is its interpretation of a footnote in the Release. Verizon claims that footnote 74 of the Release expressly states that only shareholder proposals sponsored by proponents qualified to trigger the mandatory nominating procedure would be exempt from omission under Rule 14a-8(i)(8). We believe that this argument goes too far. Footnote 74 of the Release states that the Commission intends to amend Rule 14a-8(i)(8) to "make clear that a company may not rely on the exclusion permitted by that paragraph (*i.e.,* the exclusion for proposals relating to the election of directors) to exclude a proposal that the company become subject to the procedure in proposed Exchange Act Rule 14a-11." This cannot and should not be read as suggesting a policy to exclude precatory proposals requesting a company to subject itself voluntarily to the *exact same* procedure established by the Commission in proposed Exchange Act Rule 14a-11.

Verizon's argument essentially hinges on a single sentence in footnote 74, which states:

> "Although we are proposing a security holder nomination procedure in this release, we are not reviewing or revising the position taken by the Division of Corporation Finance regarding the application of Exchange Act Rule 14a-8(i)(8) to security holder proposals that would have the effect of creating a security holder nomination procedure, *other than a direct access proposal* (as described above)" (citations omitted, italics added).

We interpret this final sentence of footnote 74 as a limiting clause that is intended to clarify that shareholder proposals related to director elections "other than a direct access proposal" of the kind envisioned under Rule 14a-11 would continue to be subject to potential exclusion under Rule 14a-8(i)(8). We do not believe this language can or should support the proposition that the Commission intends to distinguish between binding and precatory direct access proposals under Rule 14a-8(i)(8). The effect of such an approach would be paradoxical, as it would permit the exclusion of direct access proposals that could have a binding effect if only they had been submitted by enough shareholders to exceed the one percent threshold. We believe that a more fair reading – as well as a more constructive and consistent policy outcome – would be that the Commission intends to exempt from omission under Rule 14a-8(i)(8) the narrow class of security holder resolutions that propose a nomination mechanism consistent with Rule 14a-11. Whether such a proposal directly triggers a mandatory nomination procedure, or instead merely urges a board to adopt that same procedure without a binding effect, as a matter of good corporate governance, should be equally positive outcomes from the perspective of federal securities law.

Proponents' interpretation is confirmed in Release footnote 76, which clearly anticipates a situation where *both* a potentially triggering and non-triggering direct access proposal are submitted by shareholders. In such cases the Commission appropriately gives precedence to the direct access proposal that is sponsored by a holder, or group of holders, eligible to trigger the mandatory nomination access procedure if the proposal wins the support of a majority of votes cast. Footnote 76 states in full:

> Exchange Act Rule 14a-8(i)(11) [17 CFR 240.14a-8(i)(11)] permits companies to exclude duplicative security holder proposals. We have proposed an instruction to Exchange Act Rule 14a-8(i)(11) to specify that, *where a company receives more than one "direct access" security holder proposal, the company would not be permitted by that rule to exclude a direct access proposal received by a holder of more than 1% of the company's securities.* [italics added]

Release footnote 76 thus contemplates "direct access" proposals that are *not* submitted by "a holder of more than 1% of the company's securities." And although the Commission clearly intends that a proposal eligible to be a triggering proposal should take precedence over "the earlier submitted proposal by a security holder that holds 1% or less of the registrant's securities,"[1] it seems clear that the Commission anticipates non-triggering direct access proposals of the kind at issue here.

The main text of the Release consistently frames the discussion in a manner that anticipates the need to distinguish between direct access proposals that will or will not be eligible to trigger the binding nomination procedure. For example, the Release states that the Commission "would require the company, where a security holder nomination proposal is submitted by a more than 1% security holder who has held their securities for at

[1] Release No. 34-48626, 68 FED. REG. 60819 (23 October 2003), states: "*Instruction to paragraph (i)(11):* For purposes of this paragraph, a proposal requesting that the company become subject to the security holder nomination procedure set out in § 240.14a–11 that is submitted by a more than 1% security holder may not be excluded on the basis that it duplicates a previously submitted proposal by a security holder that holds 1% or less of the registrant's securities. In this instance, the earlier submitted proposal by a security holder that holds 1% or less of the registrant's securities may be excluded under this paragraph."

least one year, to advise security holders of this fact in the proxy statement relating to the meeting at which the security holder proposal will be presented." 68 FED. REG. at 60790 (23 October 2003). We do not believe that Release footnote 74 is a bar to this proposal. It is to the consistency of the Commission's policy rationale to which we now turn.

Verizon's Interpretation would Undermine the Commission's Policy Objectives

Even if the Commission seeks to limit the ability of shareholders to trigger a *binding* resolution, it should clarify that the rule permits *precatory* resolutions requesting a company's board of directors to adopt the Commission's Rule 14a-11 procedures voluntarily. If the SEC believes that *mandating* proxy access for the nominees of large and long-term security holders is justified when a certain degree of dissatisfaction with a company's proxy process is evidenced, then it should at least allow shareowners an opportunity to demonstrate the degree of support for this mechanism *short of* a binding process. It is difficult to foresee how many shareholder nominations will ultimately result if the SEC's proposed rule should become final. Regardless of the actual number, however, advisory proposals along the same line as the proposed mandatory resolutions can have a therapeutic effect on corporate governance. The presence of such non-binding proposals on the proxy ballot, regardless of whether the proponents' stake exceeds one percent, can permit a significant degree of feedback about investor satisfaction with board performance – and do so without triggering the creation of a mechanism for contested elections.

We submit that the interpretation advanced here is consistent with the policy goals of the proposed Rule 14a-11 while avoiding the pitfalls identified by the Division of Corporation Finance in its July 2003 *Staff Report.*[2] That report included among its five principal alternatives one that would substantially reinterpret or amend Rule 14a-8(i)(8) to "allow for inclusion of proposals seeking to establish a process to allow shareholder to access a company's proxy card in a non-control context." (*Staff Report,* at 28.) This alternative would have provided "shareholders with the flexibility to draft each proposal to establish different thresholds for ownership, length of holding period and other applicable requirements, on which all of a company's shareholders could then vote." (*Id.*, at 29.) Shareholders could have had more choice, but "[i]n the case of a precatory proposal, the board would not be required to implement the proposal." (*Id.*, at 30.)[3]

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[2] SEC Division of Corporation Finance, *Staff Report: Review of the Proxy Process Regarding the Nomination and Election of Directors* (July 15, 2003).

[3] The *Staff Report* notes that unlike a direct access proposal cast as a bylaw or binding resolution, a precatory direct access proposal need not be viewed as resulting in contested elections since it would be the board of directors' decision to adopt and implement the nomination procedure. The *Report* states: "[T]he majority of shareholder proposals under this alternative likely would be precatory. In such a case . . . [b]ecause the board would decide whether to implement the process, the nomination of a candidate to the board by a shareholder likely should not be viewed as a "contest" as defined by Exchange Act Rule 14a-12(c). The Commission could take the position that the board's decision to implement a process to allow shareholders to nominate candidates to the board constitutes, in essence, board sanctioning of these nominees and, thus, there would not be a "contest" as defined by Exchange Act Rule 14a-12(c)." *Staff Report*, at 29.

This concern about opening the floodgates to a wide variety of non-binding proxy access proposals, each with different thresholds and criteria, was laid to rest in the proposed rule, when the Commission chose to open company-prepared proxy materials to one type of shareholder-proposed nominating process and one type only. Under the circumstances, the public interest would not be served by making the exception to (i)(8) so narrow that it bars non-triggering proposals that are otherwise consistent with the Rule 14a-11 nominating procedure. Indeed, the opposite is clearly the case. Nearly every policy benefit cited by the Commission for permitting a trigger based on a majority of votes cast for a direct access shareholder proposal would be reinforced if long-term holders meeting Rule 14a-8's lower ownership threshold were allowed to place *non-triggering* requests for adoption of the SEC's nomination procedure before shareholders at a larger number of companies.

According to the Release, the Commission's primary policy objectives include "giving security holders a more effective role in the proxy process in connection with the nomination and election of directors" and making corporate boards "more responsive and accountable to security holders, as well as, in many instances, more diverse." 68 FED. REG. at 60786. On the other hand, the Commission also expressed an interest in avoiding the undue complexity, cost and contention that could result if mandatory direct access is readily available at companies where security holders had not evidenced dissatisfaction with the responsiveness of the proxy process. In the effort to strike an appropriate balance, the Commission proposed triggers and ownership thresholds that severely limit the number of companies compelled to include security holder nominees in the company proxy. Indeed, with respect to the likelihood that proponents eligible to sponsor a triggering proposal will be commonplace, the Commission concedes that "[t]he submission of security holder proposals by security holders that own 1% of the shares outstanding is currently relatively rare, however." (*Id.* at 60790-01). The *Release* notes that a "sample of 237 security holder proposals submitted in 2002 found that only three were submitted by an owner of more than 1% of the shares outstanding," and that of these three, only one received in excess of 50% of the votes cast. (*Id.*)

Whether or not proposals sponsored by holders eligible to trigger the mandatory nomination procedure will be "relatively rare," the two primary policy goals of Rule 14a-11 will be extended to many more companies and millions more security holders if the Commission permits *precatory* direct access proposals to be debated and voluntarily adopted based on feedback from shareholders at a larger number of public companies. Many of the comments filed in response to the Release emphasize that the *feedback* and *deterrent effect* of Rule 14a-11 are likely to beneficially impact far more companies than the triggering of mandatory nominations that only a tiny handful of institutional investors will be in a position to use. As a result, if the Commission intends, as it claims, that Rule 14a-11 will give security holders "a more effective role" in the proxy process and make boards "more accountable and responsive" to security holder dissatisfaction, the first step is to ensure that it is possible to measure security holder dissatisfaction. Neither boards, nor large institutional investors, nor the media, nor even the Commission will be able to measure the impact of this reform effort without the more extensive investor feedback that will be possible if smaller long-term holders can bring precatory, non-triggering di-

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 28, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Corporation
Incoming letter dated December 18, 2003

The proposal requests that Verizon include in its proxy materials the name of any "Qualified Nominee" submitted by a "Qualified Shareholder," with a "Qualified Shareholder" defined to mean any person who holds "at least 5%" of Verizon's outstanding stock "for not less than one year."

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(8), as relating to an election for membership on its board of directors. Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). In this regard, we note that the proposal's definition of "Qualified Shareholder" differs from the security holder eligibility standard in paragraph (b) of proposed Exchange Act rule 14a-11 and, therefore, the proposal would create a security holder nomination procedure that is different from the procedure in proposed Exchange Act rule 14a-11. As such, the proposal is not a "direct access proposal" as described in Exchange Act Release Number 34-48626 (October 14, 2003).

Sincerely,

John J. Mahon
Attorney-Advisor